“Targeting Gold and Uranium”

NEWS RELEASE

CROSSHAIR INTERSECTS 7.56 METERS OF 0.269 % U3O8 AT THE B-ZONE, 3.5 KILOMETERS NORTHEAST OF UPPER C ZONE.

Dated: October 3, 2006	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce drilling results from the B Zone and Area 1 on the Moran Lake property in the Central Mineral Belt of Labrador. Drilling at the B Zone successfully intersected significant zones of uranium mineralization including 7.56m of 0.269% and 9.44m of 0.10% U3O8. Drilling at the B-Zone was carried out 3.5 km NE of the existing C Zone 43-101 uranium resource. Drilling at Area 1 intersected significant uranium mineralization in 10 holes including 11.02m of .078% and 5.23m of 0.10% U3O8. (Maps posted on the company website –
http://www.crosshairexploration.com/s/Addenda.asp?ReportID=152215)

Mark Morabito, President & CEO of Crosshair states “The results from the first drill holes at the B-Zone are significant because they demonstrate the potential of our property to host multiple uranium deposits. This has always been our contention and it’s very encouraging to see the drill core confirming our exploration track. In addition, the drill results from Area 1 clearly indicate a potential strike extension of the Upper C Zone resource 1.6 km further to the SW. Immediate further drilling is planned for the area between the 43-101 C-Zone resource and Area 1 with a view to confirming the extension”.

B Zone

At the B Zone, drilling successfully intersected significant uranium mineralization including, 7.56 m of 0.269% in drill hole MLBZ-1. In addition, drill hole MLBZ-2 intersected 9.44 meters of 0.100% U3O8, including 1.23 meters grading 0.356% U3O8, thereby extending the uranium mineralization 73 meters to depth.

The most significant intercepts from the B Zone drilling include;

Hole #	From	To	Length	% U3O8

MLBZ-1	34.07	41.63	7.56	0.269%
including	34.77	36.03	1.26	0.957%

MLBZ-2	72.24	81.68	9.44	0.100%
including	72.96	74.19	1.23	0.356%

The B Zone was originally tested by Shell Canada in 1978 where trenching had outlined significant uranium/IOCG type mineralization grading 0.11% U3O8, 7.76 g/t Ag and 0.15% Cu over 24.8 meters, and where Shell intersected up to 0.106% U3O8 over 7.02 meters from drill hole 3794S-2 starting at a down hole depth of 34.96 meters.

Further drilling at the B Zone will test for uranium and uranium rich IOCG mineralization, as well as the source of a newly discovered float train on the west flank of the B Zone radiometric anomaly, which has returned 23 samples ranging from 0.139% to 3.97% U3O8 and averaging 1.39% U3O8. Crosshair’s exploration team believes that the source of the float train may represent more significant uranium rich IOCG mineralization immediately west of the B Zone.

Area 1 Drilling

A total of 15 holes have been completed at Area 1, a two km long zone of radiometric anomalies and widespread surface mineralization identified by the 2005 exploration program to the southwest of the Upper C Zone. The holes tested widely spaced coincidental uranium mineralization in outcrop and radiometric anomalies in an area that had not been drilled previously. Based on the style of mineralization, alteration and host rocks, Crosshair’s exploration team believes Area 1 to be the south-western extension of the Upper C Zone mineralization.

It is noteworthy that 10 of the holes intersected significant mineralization highlighted as follows:

Hole #	From	To	Length	% U3O8

ML-A1-3	2.98	14.00	11.02	0.078% U3O8
including	2.98	6.00	3.02	0.218% U3O8

MLA1-4	36.39	39.62	3.23	0.091% U3O8

MLA1-9	40.02	45.25	5.23	0.100% U3O8
including	41.98	44.25	2.27	0.209% U3O8

MLA1-12	49.30	52.20	2.90	0.097% U3O8

Geologically and chemically the rocks strongly resemble the mineralization and host rocks at the Upper C Zone 1.6 kms to the northeast. The projection of the Upper C Zone towards Area 1 is strongly supported by the airborne radiometric and magnetic signatures and most of the intervening area has not been tested. The mineralization intersected to date is still open for expansion as most of the drilling focussed on testing isolated anomalies with single holes or single fences of holes.

Current Activities

At present, two drill rigs are operating on the property. New targets tested to date in addition to the B Zone and Area 1 are Moran Heights, Madsen Lake, and Area 51 for which results are pending. Exploration will continue at full capacity until winter freeze up in late November.

Tim Froude, Senior Vice President of Exploration for Crosshair and qualified person under National Instrument 43-101 supervised and directed all work associated with the drilling program. Sample preparation and analysis for Au, Cu and Ag were conducted by Eastern Analytical in Springdale, Newfoundland. Eastern Analytical ships the pulps to Activation Laboratories in Ontario for uranium and ICP analysis.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T:	604-681-8030
F:	604-681-8039
E:	greg@crosshairexploration.com: or dean@crosshairexploration.com
www.crosshairexploration.com

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